Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 27, 2016

Relating to Preliminary Prospectus dated June 9, 2016

Registration No. 333-209115

TACTILE SYSTEMS TECHNOLOGY, INC.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated June 9, 2016 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-209115) (the “Registration Statement”) relating to the initial public offering of common stock of Tactile Systems Technology, Inc. (the “Company”). On July 27, 2016, we filed Amendment No. 4 to the Registration Statement, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1027838/000104746916014472/0001047469-16-014472-index.htm. The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is only a summary of the changes to the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click on the following link: https://www.sec.gov/Archives/edgar/data/1027838/000104746916013724/a2228882zs-1a.htm#bg12201_table_of_contents

Tactile Systems Technology, Inc. has filed a registration statement, including the preliminary prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain copies of the preliminary prospectus by contacting Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@pjc.com, or William Blair & Company L.L.C., Attention: Prospectus Department, 222 West Adams Street, Chicago, IL 60606, by telephone at (800) 621-0867, or by email at prospectus@williamblair.com.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith:

RECENT DEVELOPMENTS

New Contracts as In-Network Provider

During the three months ended June 30, 2016, we entered into contracts as an in-network provider covering over 30 million additional lives in the United States, bringing our total lives covered to over 260 million lives in the United States, based on our estimates.

Preliminary Unaudited Second Quarter 2016 Financial Expectations

Set forth below are certain preliminary revenue, cost of goods sold, operating expenses and net income expectations for the three months ended June 30, 2016. These preliminary results represent our estimates only based on currently available information and do not present all necessary information for an understanding of our financial condition as of June 30, 2016 or our results of operations for the three months ended June 30, 2016. As we complete our quarter-end financial close process and finalize our second quarter 2016 unaudited financial statements, we will be required to make significant judgments in a number of areas. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our unaudited financial statements for the quarter ended June 30, 2016 subsequent to the completion of this offering. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the financial information set forth below and those changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data” and our financial statements and related notes included elsewhere in this prospectus.

•                  Revenues for the three months ended June 30, 2016 are estimated to be in the range of $19.4 million to $19.8 million, compared to $14.8 million in the same period of 2015. This revenue growth was driven primarily by increased sales of our Flexitouch product.

•                  Cost of goods sold for the three months ended June 30, 2016 is estimated to be in the range of $5.3 to $5.8 million, compared to $4.4 million in the same period of 2015. The increase in cost of goods sold was primarily attributable to an increase in the number of systems sold.

•                  Total operating expenses for the three months ended June 30, 2016 are estimated to be in the range of $12.5 to $13.0 million, compared to $10.1 million in the same period of 2015. This increase was primarily due to increased variable selling costs associated with the increase in revenues.

•                  Net income for the three months ended June 30, 2016 is estimated to be in the range of $0.5 to $1.0 million, compared to net income of $0.1 million in the same period of 2015.

THE OFFERING

Issuer	Tactile Systems Technology, Inc.

Assumed initial offering price per share	$10.00

Common stock offered by us	4,000,000 shares

Common stock to be outstanding immediately after this offering	16,649,017 shares (or 17,249,017 shares, if the underwriters exercise their option in full to purchase additional shares)

Option to purchase additional shares	The underwriters have the option to purchase up to 600,000 additional shares from us. The underwriters can exercise this option at any time within 30 days of this prospectus.

Use of proceeds

We intend to use the net proceeds from this offering primarily to expand our sales, marketing, reimbursement, clinical, regulatory and product development activities, and the remainder for working capital, general and administrative expenses and other general corporate purposes. We will also use a portion of the net proceeds to pay the approximately $8.2 million of cumulative accrued dividends to our Series A preferred stockholders as described in “Dividend Policy.” We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction. See “Use of Proceeds” on page 61 for a more complete description of the intended use of proceeds from this offering.

Risk Factors

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend Policy

The terms of our current certificate of incorporation provide that, upon conversion of our preferred stock into our common stock in connection with this offering, the holders of Series A and Series B preferred stock will receive a cumulative accrued dividend calculated at a rate of 6% per annum. As of March 31, 2016, we had $10.1 million of cumulative accrued dividends payable to our Series A and Series B preferred stockholders. Dividends payable to our Series A and Series B preferred stockholders have continued to accrue subsequent to March 31, 2016. Based on an assumed closing date of August 1, 2016, we expect to pay approximately $8.2 million of cumulative accrued dividends in cash to our Series A preferred stockholders and issue 956,103 shares of our common stock for cumulative accrued dividends to our Series B preferred stockholders. The cash dividends will be paid from the net proceeds of this offering and neither the cash nor the stock dividends will be paid on any shares of our common stock purchased in this offering. We do not pay dividends on our common stock and do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determinations relating to our dividend policy will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	“TCMD.”

Shares Outstanding

The information in this prospectus reflects a 1-for-2.82 reverse stock split of our common stock, which became effective on June 8, 2016. The number of shares of common stock to be outstanding after this offering is based on 12,649,017 shares of our common stock outstanding as of July 25, 2016, including preferred stock on an as-converted basis and additional shares that our Series A and Series B preferred stockholders are entitled to receive in connection with the initial public offering, and excludes the following:

•                  1,631,280 shares of our common stock issuable upon the exercise of outstanding options, with a weighted-average exercise price of $1.18 per share;

•                  5,800 shares of our common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $4.23 per share;

•                  1,600,000 shares of our common stock reserved under our Employee Stock Purchase Plan, which will become effective prior to the completion of this offering, as well as shares of our common stock that become available pursuant to provisions in our Employee Stock Purchase Plan that automatically increase the share reserve under the Employee Stock Purchase Plan on January 1 of each calendar year as described in “Executive Compensation — Stock Option and Other Equity Compensation Plans;”

•                  4,800,000 shares of our common stock reserved for future issuance under our stock-based compensative plans, consisting of:

•                  no shares of our common stock reserved for future issuance under our 2003 Stock Option Plan;

•                  no shares of our common stock reserved for future issuance under our 2007 Omnibus Stock Plan; and

•                  4,800,000 shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective prior to the completion of this offering, as well as shares of our common stock that become available pursuant to provisions in our 2016 Equity Incentive Plan that automatically increase the share reserve under the 2016 Equity Incentive Plan on January 1 of each calendar year as described in “Executive Compensation — Stock Option and Other Equity Compensation Plans.”

The number of shares of common stock to be outstanding after this offering does not include shares subject to equity-based awards that we expect to grant in connection with this offering. Upon the effectiveness of this registration statement, we expect to grant (i) stock options to our employees to purchase an aggregate of 173,630 shares of our common stock, which options will have an exercise price per share equal to the price to the public of our common stock in connection with this offering; (ii) restricted stock units (“RSUs”) to our employees with a value of $3,186,012 in the aggregate, (iii) non-statutory stock options to our non-employee directors to purchase the number of shares equal to an aggregate $350,000; (iv) restricted stock units to our non-employee directors with a value of $350,000 in the aggregate; and (v) additional restricted stock units with a value of $25,000 to one of our non-employee directors who joined our board of directors in 2015. See “Management — Non-Employee Director Compensation” and “Executive Compensation — IPO Equity Grants” for a more complete description of the terms of such equity grants.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering. Assuming an initial public offering price of $10.00 per share, this investor would purchase up to an aggregate of approximately 100,000 of the 4,000,000 shares offered in this offering based on this indication of interest. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering.

SUMMARY FINANCIAL DATA

	As of March 31, 2016
	Actual	Pro forma(1)	Pro forma as adjusted(2) (3)
	(In thousands; unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,787	$5,787	$34,227
Working capital	19,209	11,414	47,649
Total assets	33,268	33,268	60,173
Total debt	—	—	—
Convertible preferred stock	33,441	—	—
Accumulated deficit	(6,943)	(6,943)	(6,943)
Total stockholders’ equity (deficit)	(6,940)	18,706	53,406

(1)                                 Reflects the adjustments set forth in “Summary — The Offering — Pro Forma Adjustments,” except in lieu of the cash payment of approximately $7.8 million of cumulative accrued dividends to our Series A preferred stockholders, reflects a pro forma adjustment to accrued dividends payable for this amount. Dividends payable to our Series A and Series B preferred stockholders have continued to accrue subsequent to March 31, 2016. Based on an assumed closing date of August 1, 2016 and an initial offering price of $10.00 per share, we expect to pay an additional approximately aggregate $0.4 million of cumulative accrued dividends to our Series A preferred stockholders and issue an additional 90,871 aggregate shares of common stock to our Series B preferred stockholders, in payment of approximately $250,000 of cumulative accrued dividends to our Series B preferred stockholders.

(2)                                 Reflects (a) the pro forma adjustments described in footnote (3) above; (b) the cash payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described in footnote (3) above; and (c) our sale and issuance of 4,000,000 shares of common stock in this offering, at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)                                 A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit), by approximately $3.7 million, assuming the assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $9.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of our common stock in this offering will experience immediate dilution of approximately $6.92 per share based on the assumed initial offering price of $10.00 per share. In the past, we issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from the sale of 4,000,000 shares of our common stock in this initial public offering will be approximately $34.7 million, or approximately $40.3 million if the underwriters exercise their option in full to purchase additional shares from us, after the underwriting discounts and commissions and estimated offering expenses payable by us. This estimate is based upon an assumed initial public offering price of $10.00 per share.

We intend to use the net proceeds from this offering primarily as follows:

•                  approximately $5.0 million to expand our sales and marketing activities;

•                  approximately $5.0 million to expand our product development activities;

•                  approximately $3.0 million to expand our reimbursement and clinical activities;

•                  approximately $8.2 million to pay the cumulative accrued dividends to our Series A preferred stockholders (assuming a closing date of August 1, 2016 and an initial offering price of $10.00 per share) as described in “Dividend Policy”; and

•                  the remainder for working capital, general and administrative expenses and other general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $3.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $9.3 million, assuming the assumed initial public offering price stays the same.

We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies or businesses, although we have no present commitments to complete any such transaction. The amounts and timing of our expenditures will depend on numerous factors, including the rate of adoption of our devices, the expenses we incur in sales and marketing our devices, the scope of research and development efforts, the timing and success of any clinical trials we may commence in the future, and the timing of regulatory submissions.

Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or governmental securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2016:

•                  on an actual basis;

•                  on a pro forma basis to give effect to: (a) the conversion of all outstanding preferred stock into an aggregate of 5,924,453 shares of our common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of our common stock immediately prior to the completion of this offering that our Series A and Series B preferred stockholders are entitled to receive in connection with this initial public offering assuming an initial public offering price of $10.00 per share; (c) the accrual for the payment of $7.8 million in cumulative accrued dividends to our Series A preferred stockholders as of March 31, 2016; (d) the issuance of 865,232 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming a closing date of July 26, 2016 and an initial offering price of $10.00 per share); and (e) the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws; and

•                  on a pro forma as adjusted basis to give effect to (a) the pro forma adjustments described in the preceding bullet; (b) the cash payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described in the preceding bullet; and (c) our issuance and sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except for share and per share data; unaudited)
Cash and cash equivalents	$5,787	$5,787	$34,227
Convertible preferred stock
Series B preferred stock, $0.001 par value per share, 5,319,066 shares authorized, 2,733,468 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,796	—	—
Series A preferred stock, $0.001 par value per share, 3,112,153 shares authorized, 3,108,589 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	20,645	—	—
Stockholders’ equity (deficit):
Preferred stock $0.001 par value per share, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock $0.001 par value per share, 14,184,175 shares authorized, 3,341,285 shares issued and outstanding, actual; 300,000,000 shares authorized, 12,558,146 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 16,558,146 shares issued and outstanding, pro forma as adjusted	3	13	17
Additional paid-in capital	—	25,636	60,332
Accumulated deficit	(6,943)	(6,943)	(6,943)
Total stockholders’ equity (deficit)	(6,940)	18,706	53,406
Total capitalization	$26,501	$18,706	$53,406

Each $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $3.7 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $9.3 million, assuming an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table and calculations above are based on the adjustments set forth above.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of March 31, 2016, our net tangible book value was approximately $24.1 million, or approximately $7.21 per share. Our net tangible book value represents total tangible assets less total liabilities. Our net tangible book value per share is our net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016.

As of March 31, 2016, our pro forma net tangible book value of our common stock was approximately $16.3 million, or approximately $1.30 per share. Our pro forma net tangible book value represents total tangible assets less total liabilities. Our pro forma net tangible book value per share is our pro forma net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016, after giving effect to (a) the conversion of all outstanding preferred stock into an aggregate of 5,924,453 shares of our common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of common stock immediately prior to the completion of this offering that our Series A and B preferred stockholders are entitled to receive in connection with this initial public offering; (c) the accrual for the payment of $7.8 million in cumulative accrued dividends to our Series A preferred stockholders as of March 31, 2016 assuming an initial offering price of $10.00 per share; (d) the issuance of 865,232 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming an initial offering price of $10.00 per share); and (e) the effectiveness of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws.

After giving effect to (a) the pro forma adjustments described above; (b) the payment of accrued dividends as of March 31, 2016 to our Series A preferred stockholders described above; and (c) our issuance and sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, as of March 31, 2016, the pro forma as adjusted net tangible book value of our common stock would have been approximately $51.0 million, or approximately $3.08 per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.78 per share and an immediate dilution to new investors purchasing shares in this offering of $6.92 per share. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$10.00
Historical net tangible book value per share as of March 31, 2016	$7.21
Pro forma increase in net tangible book value per share	(5.91)
Pro forma net tangible book value per share as of March 31, 2016	$1.30
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.78
Pro forma as adjusted net tangible book value per share, after giving effect to this offering		3.08
Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering		$6.92

A $1.00 increase in the assumed initial public offering price of $10.00 per share, would increase the pro forma as adjusted net tangible book value per share after this offering by approximately $0.22, and dilution in pro forma net tangible book value per share to new investors by approximately $0.78, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $10.00 per share, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $0.22, and dilution in pro forma net tangible book value per share to new investors by approximately $0.78, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, there will be an increase in pro forma as adjusted net tangible book value to existing stockholders of $0.22 per share and an immediate dilution in pro forma as adjusted net tangible book value to new investors of $6.70 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis described above, the difference between existing stockholders and new investors with respect to number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders	12,558,146	75.8%	$31,372,634	44.0%	$2.50
Investors purchasing shares in this offering	4,000,000	24.2	40,000,000	56.0	10.00
Total	16,558,146	100%	$71,372,634	100%	$4.31

If the underwriters exercise their option to purchase additional shares in full:

•                  the percentage of shares of common stock held by existing stockholders will decrease to approximately 73.2% of the total number of shares of our common stock outstanding after completion of this offering; and

•                  the number of shares held by new investors will increase to 4,600,000, or approximately 26.8% of the total number of shares of our common stock outstanding after completion of this offering.

The table and calculations above are based on 12,558,146 shares outstanding as of March 31, 2016 and the adjustments set forth above.

To the extent any of the outstanding options to purchase shares of our common stock or warrants to purchase shares of our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering. To the extent all of such outstanding options and warrants had been exercised as of March 31, 2016, the pro forma as adjusted net tangible book value per share after this offering would be $52.9 million, and total dilution per share to new investors would be $2.91.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investor, or this investor may determine to purchase more, less or no shares in this offering. The foregoing discussion does not reflect the potential purchase of any shares in this offering by this investor and his affiliates.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above in “Management,” we have been a party to the following transactions since January 1, 2013, in which the amount exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Participation in this Offering

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to an aggregate of approximately $1.0 million of shares of our common stock in this offering. Assuming an initial public offering price of $10.00 per share, this investor would purchase up to an aggregate of approximately 100,000 of the 4,000,000 shares offered in this offering based on the indication of interest. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to this investors, or this investors may determine to purchase more, less or no shares in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of July 25, 2016 by each person known by us to beneficially own more than 5% of our common stock, each of our directors, each of our named executive officers and all of our current directors and executive officers as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on 9,338,591 shares of our common stock outstanding as of July 25, 2016, assuming the conversion of all outstanding shares of our preferred stock into an aggregate of 5,924,453 shares of common stock immediately prior to the completion of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 16,649,017 shares of our common stock to be outstanding after this offering, assuming (a) the conversion of all outstanding shares of our preferred stock into an aggregate 5,924,453 shares of common stock immediately prior to the completion of this offering; (b) the issuance of 2,354,323 additional shares of common stock to which our Series A and Series B preferred stockholders are entitled immediately prior to the completion of this offering issuable in connection with the initial public offering assuming an initial offering price of $10.00 per share; and (c) the issuance of 956,103 shares of common stock immediately prior to the completion of this offering to pay accrued dividends on our Series B preferred stock (assuming an closing date of August 1, 2016 and an initial offering price of $10.00 per share.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable, or will become exercisable within 60 days of July 25, 2016, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Unless otherwise indicated, the address of all listed stockholders is c/o Tactile Systems Technology, Inc., 1331 Tyler Street NE, Suite 200, Minneapolis, MN 55413.

Peter H. Soderberg, the Chairman of our Board, has indicated an interest in purchasing up to $1.0 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, this investor may determine to purchase fewer shares than he indicates an interest in purchasing or not to purchase in this offering. It also is possible that this investor could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell more or fewer shares to this investor than the investor indicates an interest in purchasing or not to sell any shares to this investor. The following table does not reflect any potential purchases by this investor or his affiliated entities. If any shares are purchased by this investor, the number and percentage of shares of our common stock beneficially owned by him after this offering will differ from the amounts set forth in the following table.

	Before Offering		After Offering
	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Galen Partners V L.P.(1)	3,160,858	33.8%	4,805,378	28.9%
Radius Ventures III QP LP(2)	1,037,150	11.1%	2,000,979	12.0%
Named Executive Officers and Directors
Peter H. Soderberg(3)	137,581	1.5%	195,160	1.2%
Gerald R. Mattys(4)	663,958	6.8%	675,478	4.0%
William W. Burke	—	*	—	*
Jordan S. Davis(5)	1,037,150	11.1%	2,000,979	12.0%
Richard Nigon(6)	81,232	*	85,408	*
Kevin H. Roche(7)	199,982	2.1%	204,158	1.2%
Stephen I Shapiro(8)	35,460	*	35,460	*
Zubeen Shroff(9)	3,160,858	33.8%	4,805,378	28.9%
Robert J. Folkes(10)	207,756	2.2%	209,729	1.3%
Bryan F. Rishe(11)	137,453	1.5%	137,453	*
All executive officers and directors as a group (13 persons)(12)	6,074,025	65.0%	8,643,738	49.9%

*                                         Less than 1%.

(1)                                 Galen Partners V, L.P. has one general partner, Galen Partners V, LLC, which has sole voting and investment control over the shares of our common stock held by Galen Partners V, L.P. and is the beneficial owner of the shares held by Galen Partners V, L.P. Galen Partners V, LLC has three voting partners, including Zubeen Shroff, one of our directors, David W. Jahns and L. John Wilkerson.

(2)                                 Jordan Davis, one of our directors, and Dan Lubin are the Managing Members of Radius Ventures III QP LP and hold the shared voting and/or dispositive power with respect to the shares of our common stock held by Radius Ventures III QP LP.

(3)                                 Includes 78,850 shares before the offering and 136,429 shares after the offering held by Worthy Ventures Resources LLC, of which Mr. Soderberg serves as manager, and 58,731 shares subject to options that are exercisable within 60 days of July 25, 2016.

(4)                                 Includes 27,969 shares before the offering and 39,489 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 427,505 shares subject to options that are exercisable within 60 days of July 25, 2016.

(5)                                 Consists of the shares beneficially owned by Radius Ventures III QP LP set forth above. Mr. Davis disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6)                                 Includes 5,720 shares subject to options that are exercisable within 60 days of July 25, 2016.

(7)                                 Includes 4,681 shares subject to options that are exercisable within 60 days of July 25, 2016.

(8)                                 Consists entirely of shares subject to options that are exercisable within 60 days of July 25, 2016.

(9)                                 Includes the shares beneficially owned by Galen Partners V, L.P set forth above. Mr. Shroff disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10)                          Includes 4,790 shares before the offering and 6,763 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 117,862 shares subject to options that are exercisable within 60 days of July 25, 2016.

(11)                          Includes 58,731 shares subject to options that are exercisable within 60 days of July 25, 2016.

(12)                          Includes 40,479 shares before the offering and 57,151 shares after the offering of restricted stock that vest on the earlier of a change of control of our company or nine months following the closing of this offering and 926,618 shares subject to options that are exercisable within 60 days of July 25, 2016.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect as of the consummation of the offering. We refer you to the form of our amended and restated certificate of incorporation and to the form of our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital

Immediately prior to the completion of this offering and the following the filing of the amended and restated certificate of incorporation, our authorized capital stock will consist of (i) 300,000,00 shares of common stock, par value $0.001 per share, and (ii) 50,000,00 shares of undesignated preferred stock, par value $0.001 per share.

As of July 25, there were issued and outstanding:

•                  3,414,138 shares of our common stock held of record by 311 stockholders;

•                  3,190,985 shares of our Series A preferred stock held of record by 95 stockholders;

•                  2,733,468 shares of our Series B preferred stock held of record by 21 stockholders;

•                  options to purchase 1,631,280 shares of our common stock held of record by 119 option holders; and

•                  warrants to purchase 5,800 shares of our common stock held of record by two warrant holders.

Immediately prior to the completion of this offering, all currently outstanding shares of our Series A and Series B preferred stock will be converted into shares of a single class of common stock. Our Series A preferred stock will convert to common stock at a ratio of 1-for-1.03 and our Series B preferred stock will convert to common stock at a ratio of 1-for-1. In addition, upon completion of this offering, (a) each Series A preferred stockholder is entitled to receive the number of common shares equal to the Series A original issue price divided by the initial public offering price per share in this offering; and (b) each Series B preferred stockholder is entitled to receive the number of common shares equal to the Series B preferred stock original issue price divided by the initial public offering price per share in this offering. Therefore, we expect to issue 2,354,323 additional shares of common stock immediately prior to the completion of this offering that our Series A and Series B preferred stockholders are entitled to receive in connection with this initial public offering, assuming an initial offering price of $10.00 per share. Finally, immediately prior to the completion of this offering, each Series B preferred stockholder is entitled to receive the number of common shares equal to (1) the accrued dividends on the shares of Series B preferred stock divided by the original issue price of the Series B preferred stock and (2) the accrued dividends on the shares of Series B preferred stock divided by the initial public offering price per share in this offering. Therefore, we expect to issue 956,103 additional shares of common stock to pay accrued dividends on our Series B preferred stock (assuming a closing date of August 1, 2016 and an initial offering price of $10.00 per share).

Assuming the conversion of all outstanding shares of preferred stock into shares of common stock, and assuming a closing date of August 1, 2016 and an initial offering price of $10.00 per share, immediately following the completion of this offering, we expect to have 16,649,017 shares of common stock and no shares of preferred stock outstanding (or 17,249,017 shares of common stock and no shares of preferred stock outstanding if the underwriters exercise in full their option to purchase additional shares). A $1.00 decrease in the assumed initial public offering price of $10.00 per share would increase the number of additional shares of common stock issuable in connection with the conversion of our preferred stock by 261,591 shares. A $1.00 increase in the assumed initial public offering price of $10.00 per share would decrease the number of additional shares of common stock issuable in connection with the conversion of our preferred stock by 214,029 shares. A $1.00 decrease in the assumed initial public offering price of $10.00 per share would increase the number of additional shares of common stock issuable in connection with paying the accrued dividends on our Series B preferred stock by 29,280 shares. A $1.00 increase in the assumed initial public offering price of $10.00 per share would decrease the number of additional shares of common stock issuable in connection with paying the accrued dividends on our Series B preferred stock by 23,956 shares.